EXHIBIT 99.2

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors of CNH Receivables Inc.:

We have examined management’s assertion about Case Credit Corporation’s (the “Corporation”) compliance with its established minimum servicing standards identified and included in the accompanying management assertion as of and for the year ended December 31, 2002, dated March 31, 2003, for the servicing of the receivables of Case Equipment Receivables Trust 1998-B, Case Equipment Receivables Trust 1998-C, Case Equipment Receivables Trust 1999-A, Case Equipment Receivables Trust 1999-B and CNH Equipment Trust 2000-A.  Management is responsible for the Corporation’s compliance with those minimum servicing standards.  Our responsibility is to express an opinion on management’s assertion about the Corporation’s compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institue of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Corporation’s compliance with its minimum servicing standards and performing such other procedures as we considered necessary in the circumstances.  We believe that our examination provides a reasonable basis for our opinion.  Our examination does not provide a legal determination on the Corporation’s compliance with its minimum servicing standards.

In our opinion, management’s assertion that the Corporation complied with the aforementioned minimum servicing standards as of and for the year ended December 31, 2002, is fairly stated in all material respects.

DELOITTE & TOUCHE LLP

Milwaukee, Wisconsin

March 31, 2003